Exhibit 99.1

ICZOOM Group Inc. Announces Change to Extraordinary General Meeting Schedule

Hong Kong, May 08, 2026 (GLOBE NEWSWIRE) -- ICZOOM Group Inc. (Nasdaq: IZM) (the “Company”), a B2B electronic component products e-commerce platform, today announced that its board of directors has approved a change to the schedule of the Company’s previously announced extraordinary general meeting of shareholders (the “EGM”).

The EGM, which was previously scheduled to be held on May 29, 2026, has been postponed to August 31, 2026. In connection with the postponement, the record date for determining shareholders entitled to receive notice of and to vote at the EGM has been changed to August 3, 2026.

The postponement was approved by the board of directors to allow the Company to devote sufficient management attention and internal resources to the preparation of its interim financial statements.

The Company notes that the information regarding the EGM schedule contained in its prior press releases dated December 23, 2025 and January 30, 2026 should no longer be relied upon.

The Company expects to issue updated notice of meeting and related proxy materials in due course.

About ICZOOM Group Inc.

ICZOOM Group Inc. (Nasdaq: IZM) is primarily engaged in sales of electronic component products to customers in Hong Kong and mainland China through its B2B e-commerce platform. These products are primarily used by China based small and medium-sized enterprises (“SMEs”) in the consumer electronic industry, Internet of Things (“IoT”), automotive electronics and industry control segments. By utilizing latest technologies, the Company’s platform collects, optimizes and presents product offering information from suppliers of all sizes, all transparent and available to its SME customers to compare and select. In addition to the sales of electronic component products, the Company also provides services to customers such as temporary warehousing, logistic and shipping, and customs clearance.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ICZOOM Group Inc.

Lei Xia

Chief Executive Officer

Email: iczoomir@mtxpack.com